51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (“Tower One” or, the “Company”)
Calle 84 A No.12 – 18 Oficina 302
Bogotá DC, Colombia
Item 2  Date of Material Change
June 30, 2022.
Item 3  News Release
The news release dated June 30, 2022 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
Tower One announced that Mr. Hugo Ochoa resigned as a director of the Company, effective June 29, 2022. The Company also announced the appointment of Mr. Gabriel Tejada as a director of the Company, effective June 29, 2022.
Item 5  Full Description of Material Change

5.1 Full Description of Material Change
Effective June 29, 2022, Mr. Hugo Ochoa resigned from his position as a director of the Company and Mr. Gabriel Tejada was appointed as a director of the Company. Mr. Tejeda Arenas is a private consultant, owner and manager of the firm of Consultoría Total & Cía Ltda. He has extensive training and background in accounting and tax matters. He is a Public Accountant and a specialist in management, tax and customs legislation with more than 20 years of experience.
5.2 Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: +57 382 7957
Item 9  Date of Report
June 30, 2022